INTELLECTUAL PROPERTY AGREEMENT

DATED: 30 JUNE 2025

AMONGST

TRACTORS AND FARM EQUIPMENT LIMITED

AND

MASSEY FERGUSON CORP

AND

AGCO CORPORATION

AND

AGCO INTERNATIONAL GMBH

AND

AGCO LIMITED

TABLE OF CONTENTS

**INTELLECTUAL PROPERTY AGREEMENT**

This **INTELLECTUAL PROPERTY AGREEMENT** (the "**Agreement**") is entered into on 30th day of June 2025 ("**Execution Date**") by and amongst:

TRACTORS AND FARM EQUIPMENT LIMITED a company incorporated under the laws of India, having its registered offices at 861 Anna Salai, Chennai, Tamil Nadu, 600 002, India, (hereinafter, referred to as "**TAFE**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and assigns);

**AND**

MASSEY FERGUSON CORP, a company incorporated under the laws of the State of Delaware, United States of America, having its address at 4205, River Green Parkway, Duluth, 30096, United States of America (hereinafter, referred to as "**MFC**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and assigns);

**AND**

AGCO CORPORATION, a company incorporated under the laws of the State of Delaware, United States of America, having its address at 4205, River Green Parkway, Duluth, 30096, United States of America (hereinafter, referred to as "**AGCO**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and assigns);

**AND**

AGCO INTERNATIONAL GMBH, a company incorporated under the laws of Switzerland, having its address at Victor-von-Bruns-Strasse 17, CH 8212 Neuhausen, Switzerland (hereinafter, referred to as "**AGCO International**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and assigns);

**AND**

AGCO LIMITED, a company incorporated under the laws of the United Kingdom, having its address at Abbey Park, Stoneleigh, Kenilworth, CV8 2TQ (hereinafter, referred to as "**AGCO Ltd**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and assigns).

TAFE, MFC, AGCO, AGCO International and AGCO Ltd are hereinafter individually referred to as "**Party**" and jointly as "**Parties**". MFC, AGCO, AGCO International and AGCO Ltd and each of their Affiliates (*as defined below*) are collectively referred to as "**AGCO Group**".

WHEREAS:

A.   The Parties are involved in various ongoing legal proceedings and disputes, including in respect of the MF Trademarks (*as defined below*), and have now agreed to settle all their disputes.

B.   The Parties are now executing this Agreement to capture the terms of settlement agreed between the Parties in respect of the subject matter of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the sufficiency of which is acknowledged by the Parties, the Parties hereby agree as follows:

1. **DEFINITIONS, INTERPRETATION & EFFECTIVE DATE**

Unless the contrary intention appears and/or the context otherwise requires, in addition to the terms defined elsewhere, the definitions and interpretation listed below shall apply throughout this Agreement.

1.1 **DEFINTIONS**

"**Affiliate**" means in relation to a Person, any Person which Controls, is Controlled by or is under common Control with that Person. It is clarified that Simpson and Company Limited and Amalgamations Private Limited are 'Affiliates' of TAFE, and they shall remain so as long as they Control, are Controlled by or are under common Control with, TAFE.

"**AGCO ROFR Acceptance Notice**" shall have the meaning ascribed to the term in Clause 5.1.2;

"**AGCO Export Right**" shall have the meaning ascribed to the term in Clause 2.5;

"**Business Day**" means any day other than Saturday, Sunday or other day on which commercial banks in Chennai, India, Delaware, United States of America, Kenilworth, United Kingdom and Neuhausen, Switzerland are authorized or required by Law to remain closed;

"**Competitor**" shall mean any of: (a) Argo Industrial Group, Doosan Group, Doosan Bobcat Inc., CNH Industrial N.V., CLAAS, Deere & Company (John Deere), Kubota Corporation, Mahindra & Mahindra Limited, International Tractors Limited (Sonalika Group), YTO Group Corporation, Yanmar Holdings Co. Ltd., Deutz-Fahr/SDF Group, LS Corporation, Iseki & Co., Ltd., Daedong Corporation, Carraro Agritalia, Foton Lovol International Heavy Industry Co.,Ltd, Caterpillar Inc., Zoomlion Agriculture Machinery Co., Ltd, and Zetor Tractors; and (b) any entity in the tractor and/or farming equipment business(es) with aggregate annual revenue (in any year within the then previous five (5) years) of US$1 billion or more; and (c) any Affiliate of such entity and/or any Person / entity which Controls, is Controlled by or is under common Control with the Persons referred to in (a) or (b) above.

"**Control**" with respect to any Person shall include: (a) the ownership of more than 50% (fifty percent) of the equity shares or other voting securities of such Person; (b) the ownership of more than 25% (twenty-five percent) of the equity shares or other voting securities of such Person, along with such owner having any special or contractual rights in addition to rights as a shareholder or voting security owner under applicable Law; (c) the possession of the power to control or direct the management or policy decisions of such Person; or (d) the power to appoint a majority of the directors, managers, partners or other individuals exercising similar authority with respect to such Person; in each case whether acting individually or in concert, directly or indirectly, including by virtue of ownership of voting or management rights, by contract or in any other manner, and the terms "**Controlling**" and "**Controlled**" shall be construed accordingly;

"**Effective Date**" shall have the meaning ascribed to the term in Clause 1.3;

"**Encumbrances**" mean (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, (b) any voting agreement, interest, option, right of first offer, refusal or transfer restriction in favour of any Person, or (c) any adverse claim as to title, possession or use and the words "**Encumber**" and/ or "**Encumbered**" shall be construed accordingly;

"**Heritage Platform**" shall mean the tractor platform having either one or all of the features specified under <u>Schedule A</u> to this Agreement;

"**Indemnified Parties**" shall have the meaning ascribed to the term in Clause 7.5;

"**Indemnifying Party**" shall have the meaning ascribed to the term in Clause 7.5;

"**Law**" shall mean all statutes, enactments, acts of legislature or parliament, laws, ordinances, rules, by-laws, regulations, notifications, guidelines, policies, directions, directives and orders of any authority (or any sub-division thereof), tribunal, board or court and if applicable, international treaties and regulations;

"**Losses**" means all actual and direct losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, claims, charges, orders, judgments, taxes, interests, fines, penalties, costs and expenses (including, without limitation, reasonable fees and disbursements of lawyers, accountants and other professional advisers) of any kind excluding any consequential, indirect, incidental, punitive, exemplary or special loss or damage, diminution in the value, remote losses, loss of profits or revenue;

"**MF Trademarks**" means the 'Massey Ferguson' related trademarks, as specified under <u>Schedule B</u> and <u>Schedule C</u> to this Agreement;

"**Notice of ROFR**" shall have the meaning ascribed to it in Clause 5.1.1;

"**Person(s)**" shall mean any natural person, limited or unlimited liability company, body corporate, corporation, partnership (whether limited or unlimited), proprietorship, Hindu undivided family, trust, association, thereof or any other entity that may be treated as a person under applicable Law;

"**Products**" shall have the meaning ascribed to the term in Clause 2.1.1;

"**ROFR Period**" shall have the meaning ascribed to the term in Clause 5.1.2;

"**TAFE Group**" shall have the meaning ascribed to the term in Clause 2.2;

"**TAFE Import Right**" shall have the meaning ascribed to the term in Clause 2.6;

"**TAFE Territory**" means the territories of India, Nepal and Bhutan;

"**Third Person**" means any Person other than the Parties and their Affiliates;

"**Third Party Offer**" shall have the meaning ascribed to the term in Clause 5.1.1;

"**TM Acquirer**" shall have the meaning ascribed to the term in Clause 5.1.1; and

"**Undertaking(s)**" shall mean any of: (a) an undertaking of TAFE in which the investment by TAFE exceeds 10% (ten percent) of TAFE's standalone net worth as per the audited balance sheet of the preceding financial year; or (b) an undertaking which generated 10% (ten percent) or more of the standalone turnover of TAFE during the previous financial year; or (c) an undertaking which generated 10% (ten percent) or more of the standalone profit before taxes of TAFE during the previous financial year.

1.2   **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

1.2.1   the headings are inserted for ease of reference only and shall not affect the construction or interpretation of this Agreement;

1.2.2   references to one gender include all genders;

1.2.3   any reference to any applicable Law, enactment, statutes or statutory provision is a reference to it as it may have been, or may from time to time be amended, modified, consolidated or re-enacted (with or without modification) and includes reference to all instruments or orders or regulations made under such applicable Law, enactment, statutes or statutory provision;

1.2.4   words in the singular shall include the plural and vice versa;

1.2.5   any reference to recitals, clauses or schedules shall be deemed to be a reference to a Recital, Clause or Schedule of or relating to this Agreement;

1.2.6   the Recitals and Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement;

1.2.7   references to an agreement or document shall be construed as a reference to such agreement or document as the same may have been amended, varied, supplemented or novated in writing at the relevant time in accordance with the requirements of such agreement or document and, if applicable, to this Agreement in accordance with the provisions of this Agreement;

1.2.8   for the purpose of this Agreement, "successor" shall mean a successor in Law and not a transferee of any intellectual property;

1.2.9   no provision of this Agreement shall be interpreted in favour of, or against, any Party by reason of the extent to which such Party or its counsel participated in the drafting of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement; and

1.2.10   any obligation to "ensure" or "procure" shall mean the obligation of the relevant Party to undertake all actions to the extent not contrary to applicable Law (including exercising all the voting rights available to such Party, whether by virtue of such Party's shareholding in the relevant Person or pursuant to such Party's directorship rights on the board of the relevant Person) to cause the relevant Person to undertake the relevant action.

1.3   **EFFECTIVE DATE**

It is agreed that this Agreement will come into effect in the following manner:

1.3.1   Clauses 1 (*Definitions & Interpretations*), Clause 7.1 (*Representations & Warranties; Indemnity*), 8 (*Confidentiality & No Publicity*), 9 (*Governing Law*), 10 (*Dispute Resolution*), 11 (*Notices*), 12.2 (*Amendment*), 12.3 (*Assignment*), 12.4 (*Severability and Waiver*), 12.5 (*Independent Agreements*), 12.6 (*Further Actions*), 12.7 (*Further Assurance*), 12.8 (*Specific Performance*), 12.9 (*Counterparts*), 12.10 (*Remedies Cumulative*), 12.11 (*Stamp Duty and Costs*), 12.12 (*Limitation on Rights of Third Parties*) and this Clause 1.3 (*Effective Date*) shall become effective on the Execution Date; and

1.3.2   the remainder of this Agreement, including but not limited to, Clause 2 through Clause 6 shall become effective only on the Escrow Deposit Date (as the term is defined under the Buyback Agreement executed between TAFE and AGCO Holding B.V. on even date),

(in each case, "**Effective Date**").

1.4   Notwithstanding anything contained herein, in the event of termination of the Buyback Agreement in accordance with Clause 13.1.2 of the Buyback Agreement, this Agreement shall stand automatically terminated without any further act, deed, notice or intimation required to be given by either Party.

2.   **UNDERSTANDING IN RELATION TO THE MF TRADEMARKS**

2.1.   Each member of the AGCO Group acknowledges, agrees and undertakes that:

2.1.1. it hereby irrevocably assigns to TAFE, effective from the Effective Date, all its rights, title and interest in the MF Trademarks and all goodwill associated therewith, in relation to tractors and farm equipment (including spare parts and accessories thereof) (collectively, "**Products**"), within the TAFE Territory. AGCO Group acknowledges that after the Effective Date TAFE shall be the sole and exclusive owner of the MF Trademarks in relation to the Products in the TAFE Territory and no member of AGCO Group shall hold any rights, title or interest in the MF Trademarks in the TAFE Territory in respect of any goods or services whatsoever save and except for the limited rights for AGCO Group set out under Clause 2.5 of this Agreement;

2.1.2. MFC holds the trademark applications and registrations for the MF Trademarks in the TAFE Territory, as specified under Schedule C. MFC shall on the Effective Date execute an assignment agreement in the form specified under Schedule E and an affidavit confirming that there are no pending legal proceedings in relation to the concerned marks in the form specified under Schedule F, to assign such applications and registrations in favour of TAFE. MFC shall do such further acts and deeds and execute such documents, as may be reasonably requested by TAFE for TAFE to perfect the assignment hereunder and/or to record the assignment in favour of TAFE with the relevant authority in the TAFE Territory;

2.1.3. it shall not, hereinafter, at any point of time, directly or indirectly: (a) challenge or dispute TAFE's exclusive ownership of the MF Trademarks in the TAFE Territory; (b) interfere with TAFE's use of the MF Trademarks in the TAFE Territory; (c) use (other than for the limited purpose as captured under Clause 2.5), register or file any intellectual property applications for registration of the MF Trademarks or any mark incorporating any of the MF Trademarks or any mark similar to any of the MF Trademarks, in relation to any goods or services, in the TAFE Territory; (d) in any manner associate itself with the MF Trademarks in the TAFE Territory or with TAFE (other than for the limited purpose as captured under Clause 2.1.5 below) in any jurisdiction, including in any advertising or promotional material; and (e) assert or claim any rights in and to the MF Trademarks, for any goods or services, in the TAFE Territory nor hold itself out as the owner of any of the MF Trademarks, for any goods or services, in the TAFE Territory;

2.1.4.   it shall not hereinafter, at any point of time, directly or indirectly, use (other than for the limited purpose as captured under Clause 2.5) the red color specified under Part A of Schedule D, or any other shade of red color (save and except the VALTRA red trade dress as specified under Part B of Schedule D), whether standalone or in combination with any other color, in respect of any tractor and farm equipment products (and spare parts and accessories thereof), in the TAFE Territory, and no member of AGCO Group shall sell and/or distribute any such products to any Person outside the TAFE Territory which it reasonably believes intends to offer such products for further sale in the TAFE Territory. Provided further that AGCO Group shall not, directly or indirectly, use the VALTRA red trade dress as specified under Part B of Schedule D, in the TAFE Territory, in respect of any of the tractor designs specified under Schedule I;

2.1.5.   within 60 (sixty) days from the Effective Date, each member of the AGCO Group shall make changes to all its websites, social media accounts and on any other public facing material, to correct any inaccurate statements, in respect of ownership of the MF Trademarks in the TAFE Territory and remove all references of its connection with TAFE, and shall ensure that no such incorrect statements are made at any time in the future. However, the Parties acknowledge and agree that: (a) only for such period of time that TAFE is an official distributor of tractor and farm equipment products (and spare parts and accessories thereof), in the TAFE Territory, as supplied by AGCO Group to TAFE, AGCO Group shall be permitted to refer to TAFE as its official distributor of such tractor and farm equipment products (and spare parts and accessories thereof) on its websites, social media accounts and other public facing material; (b) the provisions of this Clause shall not apply to any physical material which is already in circulation and/or over which any member of the AGCO Group has no control. The Parties further agree that due to historical reasons and to avoid the inconvenience in implementing the change across various media, AGCO shall be entitled to continue to state that "*Massey Ferguson is a worldwide brand of AGCO*" (or equivalent statement) on its websites (other than any website(s) specifically targeted to customers only in the TAFE Territory, including any website hosted on the ".in" domain name), social media accounts and on any other public facing material. However, AGCO Group acknowledges that use of the said statement would not in any manner impact TAFE's exclusive ownership of the MF Trademarks (and all associated goodwill) in the TAFE Territory, and no member of AGCO Group shall claim any rights in the MF Trademarks in the TAFE Territory anytime hereinafter, including by relying on use of such statement; and

2.1.6.   it shall not hereinafter, directly or indirectly, sell any products and provide any services under the MF Trademarks in the TAFE Territory and shall not sell and/or distribute any such products to any Person outside the TAFE Territory which it reasonably believes may offer such products for further sale in the TAFE Territory. The AGCO Group shall take all reasonable steps to prevent AGCO Group's dealers and agents from selling any products and providing any services under the MF Trademarks in the TAFE Territory.

2.2. Each of TAFE and its Affiliates ("**TAFE Group**") acknowledges, agrees and undertakes that:

2.2.1. neither TAFE nor any member of the TAFE Group owns any rights, ownership, title or interest in the MF Trademarks in any jurisdiction outside the TAFE Territory;

2.2.2. it shall not, hereinafter, directly or indirectly: (a) challenge or dispute the AGCO Group's ownership of the MF Trademarks in any jurisdiction outside the TAFE Territory; (b) interfere with the AGCO Group's use of the MF Trademarks in any jurisdiction outside the TAFE Territory; (c) use (other than for the limited purpose as captured under Clause 2.6), register or file any applications for registration of the MF Trademarks or any mark incorporating any of the MF Trademarks or any mark similar to any of the MF Trademarks, for any product/service, in any jurisdiction outside the TAFE Territory; (d) in any manner associate itself with the AGCO Group in any jurisdiction, including in any advertising and promotional material, provided that nothing hereunder shall restrict TAFE from making factually accurate statements in respect of its shareholding in AGCO; and (e) assert or claim any rights in and to the MF Trademarks, for any product/service, in any jurisdiction outside the TAFE Territory or hold itself out as the owner of any of the MF Trademarks, for any product/service, in any jurisdiction outside the TAFE Territory;

2.2.3. it shall use the MF Trademarks or any mark incorporating any of the MF Trademarks or any mark similar to any of the MF Trademarks, in the TAFE Territory, only in relation to (a) products as mentioned under Schedule G; (b) any other products or services in respect of which any member of AGCO Group uses the MF Trademarks outside the TAFE Territory; and (c) merchandising activity undertaken for the promotion of any of the foregoing. Notwithstanding anything stated hereunder, AGCO Group acknowledges and agrees that for the limited purpose of preventing third parties from registering and / or using MF Trademarks, TAFE (or its nominee) shall be entitled to register the MF Trademarks in respect of any and all goods and services, including those falling outside the products/services covered under (a), (b) and (c) mentioned above in this Clause, and seek any other form of statutory protection as may be available, in the TAFE Territory. For the avoidance of doubt TAFE Group acknowledges and agrees that irrespective of such entitlement, their right to use the MF Trademarks or any mark incorporating any of the MF Trademarks or any mark similar to any of the MF Trademarks, in the TAFE Territory, is restricted to the products/services covered under (a), (b) and (c) mentioned above in this Clause;

2.2.4. it shall not, directly or indirectly, sell any products and provide any services under the MF Trademarks and/or any tractor or farm equipment bearing the red color specified under Schedule D in any manner (including in combination with any other color), outside the TAFE Territory and shall not sell and/or distribute any products to any Person which it reasonably believes may offer such products/ services for further sale in any jurisdiction outside the TAFE Territory. TAFE shall take all reasonable steps to prevent TAFE's dealers and agents, from selling any products and providing any services under the MF Trademarks and/or any tractor or farm equipment bearing the red color specified under Schedule D in any manner (including in combination with any other color), outside the TAFE Territory;

2.2.5. to its knowledge, it does not have claims for infringement of patents, designs, copyrights, trademarks, trade secrets or other like intellectual property, against the AGCO Group, as on the Effective Date, and to that extent, it shall not, at any point in time, directly or indirectly, initiate or threaten to initiate any legal action involving patents, designs, copyrights, trade secrets, trademarks or other like intellectual property, against the AGCO Group; and

2.2.6. within 60 (sixty) days from the Effective Date, each member of the TAFE Group (to the extent applicable) shall make changes to its websites, social media accounts and on any other public facing material, to remove all references of its connection with MFC's global and longstanding presence, if any, such as that *"Massey Ferguson - a world-renowned premium brand offering a wide variety of tractors and farm machinery is an icon in itself and has been reshaping the agricultural landscape of the world since over a century now"*, and shall ensure that no such incorrect statement is made at any time in the future.

2.3. Each member of the AGCO Group acknowledges and agrees that TAFE shall be entitled to maintain and operate websites, social media accounts and general internet presence, accessible across the world, in respect of its product offerings under the MF Trademarks, for marketing, offering for sale and selling such products only in the TAFE Territory. Each member of the TAFE Group shall ensure that its website does not at any time indicate that it owns the MF Trademarks outside the TAFE Territory and/ or that its products and services under the MF Trademarks are being offered outside the TAFE Territory.

2.4. Each member of the TAFE Group acknowledges and agrees that the AGCO Group shall be entitled to maintain and operate websites, social media accounts and general internet presence, accessible across the world, in respect of its product offerings under the MF Trademarks, for marketing, offering for sale and selling such products only in jurisdictions outside the TAFE Territory. Each member of the AGCO Group shall ensure that its website does not at any time indicate that it owns the MF Trademarks in the TAFE Territory and/ or that its products and services under the MF Trademarks are being offered in the TAFE Territory.

2.5. TAFE hereby irrevocably grants to AGCO Group the right to use the MF Trademarks and the red color specified under Part A of Schedule D in the TAFE Territory, for the limited purpose of manufacturing and exporting, both by itself and / or through any Third Person, tractors and farm equipment (including spare parts and accessories thereof) solely for sale and/or distribution outside the TAFE Territory ("**AGCO Export Right**"). For avoidance of doubt, it is clarified that AGCO Group's right to use MF Trademarks as part of AGCO Export Right does not extend to use of the MF Trademarks by AGCO Group as part of the name or branding of the manufacturing facilities set up for such purposes in the TAFE Territory. The AGCO Group shall not, and shall ensure that neither its Affiliates nor any Third Person engaged by it, directly or indirectly, sell and/or distribute such tractors and farm equipment (including spare parts and accessories thereof) in the TAFE Territory. Notwithstanding anything contained in this Agreement: (a) TAFE Group hereby acknowledges and agrees that the AGCO Export Right is perpetual in nature, non-terminable and will not extinguish for any reason, at any point in time; and (b) AGCO Group hereby acknowledges that in case of any breach of this provision by any member of the AGCO Group, TAFE shall be fully entitled to seek relief by way of specific performance (including by way of injunctive relief) and/or damages (including reimbursement of legal costs and expenses), in addition to any other relief available under applicable Law.

2.6. AGCO hereby irrevocably grants to TAFE Group a limited right to use the MF Trademarks (save and except the jurisdictions as mentioned under Schedule H) and the red color specified under <u>Part A of Schedule D</u> in other jurisdictions outside the TAFE Territory, for the limited purpose of manufacturing (both by itself and/or through any Third Person) tractors and farm equipment (including spare parts and accessories thereof) solely for importing such products into the TAFE Territory for sale and/or distribution only within the TAFE Territory ("**TAFE Import Right**"). For avoidance of doubt, it is clarified that TAFE Group's right to use MF Trademarks as part of TAFE Import Right does not extend to use of the MF Trademarks by TAFE Group as part of the name or branding of the manufacturing facilities set up for such purposes in jurisdictions outside the TAFE Territory. TAFE Group shall not, and shall ensure that neither its Affiliates nor any Third Person engaged by it, directly or indirectly, sell and/or distribute such tractors and farm equipment (including spare parts and accessories thereof) outside the TAFE Territory. For avoidance of doubt, TAFE Group acknowledges and agrees that the TAFE Import Right (to the extent of use of the MF Trademarks) does not extend to any of the jurisdictions as mentioned under Schedule H. Notwithstanding anything contained in this Agreement: (a) AGCO Group hereby acknowledges and agrees that the TAFE Import Right is perpetual in nature, non-terminable and will not extinguish for any reason, at any point in time; (b) TAFE Group hereby acknowledges that in case of any breach of this provision by any member of the TAFE Group, AGCO shall be fully entitled to seek relief by way of specific performance (including by way of injunctive relief) and/or damages (including reimbursement of legal costs and expenses), in addition to any other relief available under applicable Law. TAFE Group may use the MF Trademarks in the Schedule H jurisdictions on the export documents as required pursuant to any requirements under applicable Law, for exporting such products from such jurisdictions to the TAFE Territories, and also on the "manufacturer's plate" / "vehicle manufacturer plate" as a part of the model number or serial number as required by applicable Law or vehicle / component registration requirement.

3. **UNDERSTANDING IN RELATION TO THE HERITAGE PLATFORM**

3.1. Each member of the AGCO Group acknowledges and agrees that, as between the Parties, only TAFE shall hereinafter be entitled to use, design, develop, manufacture, have manufactured, market, distribute and/or sell tractors and/or parts thereof (other than use for the limited purpose as provided under Clause 3.3. below), based on the Heritage Platform, within the TAFE Territory, in perpetuity. Further, each member of the AGCO Group acknowledges that only TAFE shall hereinafter be entitled to enforce rights in the Heritage Platform against any Third Person in the TAFE Territory (other than against any Third Person engaged by AGCO Group as per Clause 3.3 below).

3.2. Each member of the AGCO Group agrees and undertakes to TAFE that it shall not hereinafter itself, and shall not hereinafter expressly authorise and / or license any other Person to, directly or indirectly, (a) use, design, develop, manufacture, have manufactured, market, distribute and/or sell tractors and/or parts thereof (other than for the limited purpose as provided under Clause 3.3 below), based on or incorporating the Heritage Platform in the TAFE Territory; (b) sell and/or distribute any tractors and/or parts thereof based on or incorporating the Heritage Platform to any Person outside the TAFE Territory which it reasonably believes intends to offer such products for further sale in the TAFE Territory. It is agreed that AGCO Group shall promptly (but no later than 15 (fifteen) Business Days) inform TAFE if it becomes aware of any Third Person using, designing, developing, manufacturing, or having manufactured, marketing, distributing and/or selling tractors and/or parts thereof based on or incorporating the Heritage Platform in the TAFE Territory.

3.3.   Each member of the TAFE Group acknowledges and agrees that AGCO Group shall be entitled to directly or through any Third Person manufacture and supply components of tractors (but not the complete tractor) based on the Heritage Platform, only using drawings and material which do not infringe TAFE Group's intellectual property rights, and only for the sole purpose of exporting such components outside the TAFE Territory for assembly, sale and/or distribution outside the TAFE Territory. AGCO Group shall include TAFE in requests for purchasing proposals conducted in the TAFE Territory for such components (including where AGCO Group may manufacture or assemble such components by itself, whether such components are in finished state or semi-finished state). AGCO Group shall not and shall ensure that its Affiliates and any Third Person engaged by it do not, directly or indirectly, sell and/or distribute such components within the TAFE Territory. For the limited purpose of this Clause 3.3 and only for a period of 2 (two) years from the Effective Date, AGCO Group shall be entitled to use the words "Massey Ferguson" or "MF" as part of the drawings supplied by it to its suppliers in the TAFE Territory, provided such drawings also conspicuously carry the corporate name of AGCO. After expiry of 2 (two) years from the Effective Date, AGCO Group shall not use any such drawings which use the words "Massey Ferguson" or "MF", in the TAFE Territory.

3.4.   Each member of the AGCO Group acknowledges and agrees that TAFE Group is fully entitled to, on a non-exclusive and irrevocable basis, and in perpetuity, use, design, develop, manufacture, have manufactured, market, distribute and/or sell tractors and/or parts thereof, based on the Heritage Platform, in any jurisdiction outside the TAFE Territory. For the limited purpose of this Clause 3.4 and only for a period of 2 (two) years from the Effective Date, TAFE Group shall be entitled to use the words "Massey Ferguson" or "MF" as part of the drawings supplied by it to its suppliers outside the TAFE Territory, provided such drawings also conspicuously carry the corporate name of TAFE. After expiry of 2 (two) years from the Effective Date, TAFE Group shall not use any such drawings which use the words "Massey Ferguson" or "MF", outside the TAFE Territory. Notwithstanding anything contained in this Agreement AGCO Group hereby acknowledges and agrees that TAFE Group's right under this Clause 3.4 is perpetual in nature, non-terminable and will not extinguish for any reason, at any point in time.

3.5.   Each Party shall treat information relating to the Heritage Platform as confidential information and shall apply such measures to protect its confidentiality as it applies to its own confidential information, and in no case less than a reasonable degree of care. To the extent any Party or any of their Affiliates or their respective employees, directors, officers and representatives disclose the Heritage Platform to any Third Person, such Party shall ensure that it has appropriate agreements in place to protect the confidentiality of the Heritage Platform.

4.   **UNDERSTANDING ON OTHER MATTERS**

4.1.   Each member of the AGCO Group acknowledges and agrees that each member of the TAFE Group is entitled to use, reproduce, exploit and deal with, in any manner as deemed fit by TAFE and TAFE's Affiliates, all technical information, material and know-how shared by any member of the AGCO Group with any member of the TAFE Group prior to the Effective Date, anywhere in the world and in perpetuity, on an as is where is basis. No member of AGCO Group shall raise any claims in respect thereof and each member of the AGCO Group hereby irrevocably waives and releases TAFE Group from all such claims. No member of TAFE Group shall raise any claims against AGCO Group in respect such technical information that has been shared with TAFE by any member of the AGCO Group in the past.

4.2. Each member of the AGCO Group acknowledges, agrees and undertakes that the AGCO Group does not have any intellectual property related claims (including, for clarity, claims of misappropriation of confidential information or trade secrets) and will not in the future raise or threaten to raise any such claims, directly or indirectly, against any member of the TAFE Group, its distributors and/or any Person duly authorized by TAFE Group, in respect of TAFE's and its Affiliates' range of tractors and farm equipment (including spare parts and accessories thereof), as existing on the Effective Date, and each member of the AGCO Group hereby irrevocably waives and releases TAFE Group from all such claims.

4.3. No member of the AGCO Group shall, directly or indirectly, disrupt TAFE and its Affiliates' business / sales of tractors, farm equipment (including spare parts and accessories thereof) outside the TAFE Territory, undertaken by TAFE under any lawfully adopted trademark other than the MF Trademarks. It is clarified that subject to Clause 4.1 and 4.2, nothing under this Agreement shall prevent any member of the AGCO Group from bringing an action against TAFE and its Affiliates for infringement/ violation of any intellectual property rights held by a member of the AGCO Group and/or for breach if this Agreement.

4.4. No member of the TAFE Group shall, directly or indirectly, disrupt, for any reason, the AGCO Group's business / sales and/or any future supply of low horsepower tractors (including spare parts and accessories thereof) by any Third Person to the AGCO Group, its Affiliates, distributors and/or any other Third Person authorised by the AGCO Group. It is clarified that subject to the provisions of Clause 2.2.5 and 4.1, nothing hereunder shall prevent any member of the TAFE Group from bringing an action against any member of the AGCO Group for infringement of any intellectual property rights held by a member of the TAFE Group and/or for breach if this Agreement.

4.5. AGCO shall ensure that each of its Affiliate complies with the terms of this Agreement.

4.6. TAFE shall ensure that each of its Affiliate complies with the terms of this Agreement.

5. **AGCO's CONTRACTUAL PROTECTIONS**

5.1. **AGCO's Right of First Refusal in case of divestment of the MF Trademarks / Insolvency**. In case: (a) any sale of any of the MF Trademarks for the TAFE Territory by TAFE; or (b) any petition of insolvency is admitted against TAFE, AGCO shall have the right of first refusal to acquire ownership of the MF Trademarks for the TAFE Territory, in accordance with the process set out below:

5.1.1. In the event that TAFE receives an offer or term sheet from a bona fide Third Person ("**TM Acquirer**" and such offer, the "**Third Party Offer**"):

(a) to purchase rights in any or all of the MF Trademarks for the TAFE Territory (not forming part of a business sale or share transfer as envisaged in Clause 5.2), ___and___ TAFE proposes to accept such offer; or

(b) subject to applicable Law, pursuant to insolvency proceedings admitted against TAFE,

TAFE shall promptly (but no later than 7 (seven) days of deciding that it proposes to accept such offer) provide AGCO with a notice in writing ("**Notice of ROFR**") describing in reasonable detail the Third Party Offer, containing all material terms and conditions of such offer, including the proposed consideration and the identity, ultimate ownership and address of the TM Acquirer. AGCO hereby undertakes that, during the process of divestment of any of the MF Trademarks by TAFE, as contemplated under this Clause 5.1, it shall not on its own accord contact the TM Acquirer. It is further clarified that in respect of this Clause 5.1.1, the term "bona fide" shall mean any third Person who is not a sanctioned entity and has made a good faith judgement, valid binding offer to purchase any of the MF Trademarks.

5.1.2.   Upon receipt of the Notice of ROFR, AGCO may, within 45 (forty five) days of the receipt of the Notice of ROFR ("**ROFR Period**"), notify TAFE in writing ("**AGCO ROFR Acceptance Notice**") that it (by itself or through any of its Affiliates) is willing to purchase the rights in the MF Trademarks for the TAFE Territory on materially the same terms and conditions as set forth in the Notice of ROFR (including provision of customary representations and warranties by TAFE around TAFE's title to the MF Trademarks) and if AGCO propose any changes to the terms specified in the ROFR Notice, such changes should not have any material commercial impact on TAFE's interests in such transaction. If AGCO so notifies TAFE, then the relevant parties shall conclude such sale transaction within a period of 30 (thirty) days of the expiry of the ROFR Period, on the terms and conditions specified in this Clause 5.1.2, and TAFE shall undertake all deeds and actions and execute all such documents, as may be reasonably requested by AGCO and/or as required under applicable Law to perfect the assignment and/ or record the assignment of the MF Trademarks for the TAFE Territory to AGCO/ its Affiliates (as the case maybe).

5.1.3.   If AGCO does not exercise its right under Clause 5.1.2 within the ROFR Period, TAFE shall be free to sell their rights in the MF Trademarks to the TM Acquirer on terms no less favorable in any manner to TAFE than the terms and conditions as provided in the Notice of ROFR within 30 (thirty) days from the expiration of the ROFR Period, failing which, any subsequent proposed sale by it of MF Trademarks shall again be subject to the provisions of this Clause 5.1.

5.1.4.   AGCO shall exercise its rights under this Clause 5.1 in complete good faith and not in a manner to delay or create any obstacle in the divestment of the MF Trademarks by TAFE, and TAFE shall either by itself or cause its Affiliates to act in complete good faith to give effect to the spirit and intent of AGCO's right under this Clause 5.1.

5.1.5.   This Clause 5.1 and its contents shall not apply to:

(a)   any transfer of the MF Trademarks along with: (i) all or substantially all of TAFE's assets; or (ii) as a part of the sale of whole or substantially the whole of any of Undertakings owned by TAFE (in each case, whether pursuant to a business sale, demerger, transfer on a going concern basis, 'slump sale' or an itemized asset sale); and

(b)   any transfer of MF Trademarks by TAFE to its Affiliate pursuant to an internal group reorganization in which event, the terms of this Clause 5.1 shall apply to such transferee after such transfer in the same manner as if it were a signatory to this Agreement and TAFE shall do and undertake all actions to procure compliance with the terms of this Agreement by such transferee (notwithstanding anything stated in this Agreement, if the said transferee Affiliate at any point ceases to be an Affiliate of TAFE, the said transferee shall forthwith transfer all of its rights in the MF Trademarks to TAFE).

5.1.6. Without in any way enlarging the scope of this Clause 5.1, it is also clarified, for abundant caution, that this Clause 5.1 shall not apply to any direct or indirect sale of ownership interests in TAFE.

5.2. **Right to Participate in a Possible Business Sale along with the MF Trademarks or Majority Share Sale**

5.2.1. In the event of any initiation or commencement of any sale process of TAFE and TAFE proposes to invite and consider offers from Third Persons including the following:

(a) a possible business transfer of TAFE on a slump sale/going concern basis along with MF Trademarks; or

(b) a transaction involving the sale of 50% (fifty percent) securities or more of TAFE (on a fully diluted basis),

then, TAFE shall promptly (but no later than 7 (seven) days from the commencement of the process) deliver a notice in writing to AGCO with the relevant information pertaining to the estimated time for completion of proposed transfer / sale, process by which the proposed transfer/sale is to be undertaken, etc and provide AGCO with the adequate opportunity to make a private offer to acquire such business or majority securities (as the case may be), subject to the right of TAFE's board of directors to control any process for all potential acquirers to the extent they see best suited in order to preserve the best interests of TAFE and its shareholders, or as they may be advised they are required to do in order to comply with its fiduciary duties.

AGCO may request TAFE to provide such other information in respect of the proposed transfer / sale as may be reasonably necessary.

5.2.2. Without in any way enlarging the scope of this Clause 5.2, it is also clarified, for abundant caution, that this Clause 5.2 shall not apply to:

(a) any public offering of shares of TAFE; or

(b) transfer of the MF Trademarks by TAFE to an Affiliate in which event, the terms of this Clause 5.2 shall apply to such transferee after such transfer in the same manner as if it were a signatory to this Agreement and TAFE shall do and undertake all actions to procure compliance with the terms of this Agreement by such transferee (notwithstanding anything stated in this Agreement, if the said transferee Affiliate at any point ceases to be an Affiliate of TAFE, the said transferee shall forthwith transfer all of its rights in the MF Trademarks to TAFE).

5.2.3. It is also clarified that nothing contained in this Clause 5.2 shall restrict TAFE's ability to, in its sole discretion:

(a) require AGCO to provide reasonable confidentiality, clean team, and other undertakings pertaining to the said process, prior to participating in the said process;

(b) conduct any process referred to above in this Clause 5.2 in a manner as it deems appropriate;

(c)   reject any offer so made by AGCO, without being required to accord any reasons to do so; and

(d)   refuse to disclose details pertaining to the identity of other bidders.

5.3.   **Other clarifications**.

5.3.1.   It is clarified, for abundant caution, that AGCO shall not assign its rights under Clauses 5.1 and / or 5.2 to any Person (other than its Affiliates) without TAFE's prior written consent (notwithstanding anything stated in this Agreement, if the said Affiliate assignee at any point ceases to be an Affiliate of AGCO, the said Affiliate assignee shall forthwith transfer all of its rights under Clauses 5.1 and 5.2 to AGCO).

5.3.2.   AGCO shall cease to have the rights under Clauses 5.1 and 5.2 upon AGCO undergoing a change in Control, in the event such change in Control is due to a transfer to a Competitor.

5.3.3.   It is clarified that in respect of this Clause 5, the term 'Affiliate' for the purposes of TAFE shall include Simpson and Company Limited and Amalgamations Private Limited.

6.   **CONSIDERATION**

6.1.   The Parties acknowledge and agree that the mutual promises and covenants contained in this Agreement constitute adequate consideration for them to enter into this Agreement.

6.2.   The Parties further acknowledge and agree that the consideration of INR 1000 (Indian Rupees One Thousand only) mentioned in the assignment agreement at <u>Schedule E</u> is nominal additional consideration only for the purpose of recordal of the assignment with the Registrar of Trade Marks.

7.   **REPRESENTATIONS & WARRANTIES; INDEMNITY**

7.1.   Each Party represents and warrants to the other Party that:

7.1.1.   it has full legal right, power and authority to enter into, execute, deliver and perform any and all of its obligations under this Agreement;

7.1.2.   all actions, conditions and steps required to be taken, fulfilled and compiled with (including the obtaining of all authorisations) in order to: (a) enable it to lawfully enter into, exercise its rights and perform and comply with its obligations under this Agreement; and (b) ensure that such obligations are legally binding and enforceable, have been taken, fulfilled and compiled with;

7.1.3.   the execution and performance of this Agreement will not violate or breach the terms of any other contractual obligations owed by it; and

7.1.4.   this Agreement is a legal, valid and binding and is enforceable against it.

7.2.   Each member of the AGCO Group represents and warrants to TAFE that:

7.2.1.   it does not own any rights, title or interest in any of the MF Trademarks in the TAFE Territory in respect of any goods or services other than the Products;

7.2.2.   other than the trademark applications and registrations listed under <u>Schedule C</u> of this Agreement, the AGCO Group does not hold any other intellectual property applications or registrations for any of the MF Trademarks, in the TAFE Territory;

7.2.3.   it has not created any Encumbrance in favour of a Person in respect of any rights in the MF Trademarks in the TAFE Territory, including in respect of the applications and registrations specified under <u>Schedule C</u>; and

7.2.4.   during the past 25 (twenty five) years preceding the Effective Date, it has not, directly or indirectly: (a) shared details of the Heritage Platform with any Person in the TAFE Territory; (b) allowed any other Person (including by way of a license) to use, design, develop, manufacture, have manufactured, market, distribute and/or sell tractors and/or parts thereof, based on the Heritage Platform in the TAFE Territory.

7.3.   AGCO shall indemnify and hold harmless TAFE, TAFE's Affiliates and their directors, officers, employees and advisors, from any claims, Losses, expenses and damages, arising due to any breach of this Agreement by AGCO and AGCO's Affiliates.

7.4.   TAFE shall indemnify and hold harmless the AGCO Group and their directors, officers, employees and advisors, from any claims, Losses, expenses and damages, arising due to any breach of this Agreement by TAFE and TAFE's Affiliates.

7.5.   Each Party ("**Indemnifying Party**") agrees to indemnify, save from, and hold harmless, the other Parties, their Affiliates and each of their employees, directors, officers and representatives (the "**Indemnified Parties**") on demand from any Loss, damage, consequence, claim, obligation, costs, expenses, or liability (including, without limitation, interest and penalty), arising out of, relating to, or in connection with, breach of any provisions of this Agreement by the Indemnifying Party.

7.6.   Notwithstanding anything contained in this Agreement, a Party shall not be entitled to recover damages, or obtain payment, reimbursement, restitution or indemnity under this Agreement to the extent such recovery constitutes double recovery for the same Loss, damages, expenses or costs if such Party has fully recovered such Loss, damages, expenses or costs from the other Party.

8.   CONFIDENTIALITY & NO PUBLICITY

8.1.   Each Party shall keep the contents of this Agreement strictly confidential and shall not disclose the same to any Third Person, except for (a) the purpose of obtaining a consent decree from the relevant court in respect of ongoing legal proceedings relating to the MF Trademarks between the Parties, on the terms as agreed between the Parties; (b) the purpose of recording the assignment of MF Trademarks as captured under Clause 2.1 above, only if required by the relevant trademark authorities and in proceedings initiated to enforce the provisions of this Agreement; or (c) if it is required to be disclosed by applicable Law or by any court of competent jurisdiction or by any enquiry or investigation by any governmental authority, official or regulatory body which is lawfully entitled to require any such disclosure.

8.2.   Neither Party shall make any public statements in respect of the subject matter of this Agreement unless such statement has been pre-agreed between AGCO and TAFE in writing, and as AGCO is a publicly traded company, to the extent its counsel advises that AGCO is required to make under applicable Law. Parties shall on the Effective Date agree on a mutually acceptable statements to public communication in respect of the settlement captured under this Agreement.

9.   **GOVERNING LAW**

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of India.

10.   **DISPUTE RESOLUTION**

Parties agree that the courts at New Delhi, India shall have exclusive jurisdiction over all disputes and/or claims arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability.

11.   **NOTICES**

11.1.   Notices, demands or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be provided by email or registered post to the addresses mentioned below:

If to **TAFE**:

Address:
Regd. Office: 861 Anna Salai, Chennai - 600 002, Tamil Nadu, India; and
Corp. Office: 77, Nungambakkam High Road, Nungambakkam, Chennai, Tamil Nadu – 600 034, India.

Kind Attn: Mallika Srinivasan - Chairman and Managing Director

E-mail: [REDACTED] and [REDACTED]

with copies (which shall not constitute notice) to:

Khaitan & Co LLP
10, 13 and 14 Floor, One World Centre, 841 Senapati Bapat Marg, Mumbai – 400 013

Kind Attn: Haigreve Khaitan

E-mail: [REDACTED], [REDACTED] and [REDACTED]

If to **MFC, AGCO, AGCO International or AGCO Ltd**:

Address: 4205 River Green Parkway, Duluth, GA, USA 30096-2563

Kind Attn: General Counsel

E-mail: [REDACTED]

In the event of any change in the address, the Party whose address is subject to change shall communicate such change to the other Party in writing.

12. MISCELLANEOUS

12.1. Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter of this Agreement and supersedes any prior understanding or agreement (oral or written) of the Parties in respect thereto. If there is any discrepancy or conflict between any provision, including Clause 10 (*Dispute Resolution*), of this Agreement and any other agreement executed pursuant to this Agreement in respect of the transfer of the MF Trademarks, the provisions of this Agreement shall prevail.

12.2. Amendment

No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing specifically referring to this Agreement and duly signed by each of the Parties.

12.3. Assignment

This Agreement and the rights and liabilities hereunder shall bind and inure to the benefit of the respective successors, permitted assigns of the Parties hereto.

12.4. Severability and Waiver

If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way. The Parties agree to replace any invalid provision with a valid provision, which most closely approximates the intent and economic effect of the invalid provision. The waiver by either Party of a breach of any provision of this Agreement will not operate or be interpreted as a waiver of any other or subsequent breach. Any waiver by a Party will need to be in writing.

12.5. Independent Agreements

The rights and obligations of each of the Parties under this Agreement are independent of and without prejudice to the rights and obligations of the AGCO Group and TAFE and its Affiliates under any other agreement between the Parties. No breach of the terms of this Agreement shall constitute a breach under any other agreement entered into between the Parties and/or entitle any Party to impair any rights and/or obligations of the the AGCO Group and/or TAFE and its Affiliates arising out of or in relation to any other agreement between the Parties.

12.6. Further Actions

The Parties shall do or cause to be done such further acts, deeds, matters and things and execute such further documents as may be reasonably required to give effect to the terms of this Agreement.

12.7. Further Assurances

Each Party shall:

12.7.1.   comply with each of the provisions of this Agreement, to the extent applicable to such Party; and

12.7.2. provide necessary cooperation and execute such declarations, forms, etc. as may be reasonably required by the other Party and / or legally required to be provided by each such Party under applicable Laws.

12.8. Specific Performance

This Agreement shall be specifically enforceable at the instance of either Party against the other Party. The Parties acknowledge and agree that either Party would suffer immediate, material, continuing and irreparable damage and harm in the event of any material breach of this Agreement and the remedies at applicable Law in respect of such breach may be inadequate and that such Party shall be entitled to seek specific performance against the other Party for performance of their respective obligations under this Agreement in addition to any and all other legal or equitable remedies available to it.

12.9. Counterparts

This Agreement may be executed in any number of counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one and the same instrument. The delivery of signed counterparts by facsimile transmission or electronic mail in "portable document format" (".pdf") shall be as effective as signing and delivering the counterpart in person.

12.10. Remedies Cumulative

12.10.1. Except as expressly provided herein, all rights and remedies of the Parties under this Agreement are independent, cumulative and without prejudice to any other rights or remedies under applicable Law and the exercise or non-exercise of any such rights shall not prejudice or constitute a waiver of any other right of a Party, whether under this Agreement or otherwise.

12.10.2. No failure to exercise nor any delay in exercising any right, power, privilege or remedy under this Agreement shall in any way impair or affect the exercise thereof or operate as a waiver thereof in whole or in part.

12.10.3. No single or partial exercise of any right, power, privilege or remedy under this Agreement shall prevent any further or other exercise thereof or the exercise of any other right, power, privilege or remedy including right to seek restitution.

12.11. Stamp Duty and Costs

The stamp duty payable on this Agreement and in connection with the assignment agreement shall be borne by TAFE. Each Party shall bear their respective legal costs in connection with this Agreement.

12.12. Limitations on Rights of Third Parties

Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any rights or remedies under this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED AND DELIVERED BY THEIR DULY AUTHORISED REPRESENTATIVES AS OF THE DAY AND YEAR HEREINABOVE WRITTEN.

For and on behalf of TRACTORS AND FARM EQUIPMENT LIMITED

/s/ Mallika Srinivasan
Name: Mallika Srinivasan
Title: Chairman and Managing Director

[*Signature page of Intellectual Property Agreement amongst Tractors and Farm Equipment Limited, Massey Ferguson Corp, AGCO Corporation, AGCO International GmbH and AGCO Limited.*]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED AND DELIVERED BY THEIR DULY AUTHORISED REPRESENTATIVES AS OF THE DAY AND YEAR HEREINABOVE WRITTEN.

For and on behalf of MASSEY FERGUSON CORP

/s/ Roger Batkin

Name: Roger Batkin

Title: Director

[*Signature page of Intellectual Property Agreement amongst Tractors and Farm Equipment Limited, Massey Ferguson Corp, AGCO Corporation, AGCO International GmbH and AGCO Limited.*]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED AND DELIVERED BY THEIR DULY AUTHORISED REPRESENTATIVES AS OF THE DAY AND YEAR HEREINABOVE WRITTEN.

For and on behalf of AGCO CORPORATION

/s/ Roger Batkin

Name: Roger Batkin
Title: Senior Vice President, General Counsel

[*Signature page of Intellectual Property Agreement amongst Tractors and Farm Equipment Limited, Massey Ferguson Corp, AGCO Corporation, AGCO International GmbH and AGCO Limited.*]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED AND DELIVERED BY THEIR DULY AUTHORISED REPRESENTATIVES AS OF THE DAY AND YEAR HEREINABOVE WRITTEN.

For and on behalf of AGCO INTERNATIONAL GMBH

/s/ Roger Batkin

Name: Roger Batkin

Title: Authorized Signatory

[*Signature page of Intellectual Property Agreement amongst Tractors and Farm Equipment Limited, Massey Ferguson Corp, AGCO Corporation, AGCO International GmbH and AGCO Limited.*]

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE DULY EXECUTED AND DELIVERED BY THEIR DULY AUTHORISED REPRESENTATIVES AS OF THE DAY AND YEAR HEREINABOVE WRITTEN.

For and on behalf of AGCO LIMITED

/s/ Roger Batkin

Name: Roger Batkin
Title: Authorized Signatory

[*Signature page of Intellectual Property Agreement amongst Tractors and Farm Equipment Limited, Massey Ferguson Corp, AGCO Corporation, AGCO International GmbH and AGCO Limited.*]